FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X    Form 40-F
                                   -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---





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     This Form 6-K is being filed by Korea Thrunet Co., Ltd. (the "Company") to report the following:

     The Company has submitted a draft plan of reorganization with the Seoul District Court on October 25, 2003. The court determined to simultaneously hold the second and third meetings of interested parties for the deliberation and acceptance of the draft plan of reorganization on November 28, 2003. Once such a plan is accepted by a resolution of the interested parties, the court will promptly decide whether or not to confirm such accepted plan.





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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Korea Thrunet Co., Ltd.



Date: October 29, 2003                   By:     /s/ Seok Joong Yoon
                                             -------------------------------
                                         Name:  Seok Joong Yoon
                                         Title: Executive Vice President